Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  December 19, 2001

ECHOSTAR CHAIRMAN AND CEO CHARLIE ERGEN ON
NATIONWIDE PRICING AND CONSENT DECREES

“The benefits of competition between cable and DBS will not be limited to consumers in areas with cable service. DBS service is, by necessity, a nationwide product and will continue to be offered at nationwide prices. All of the benefits of the merger will be available across the country regardless of their community’s telecommunications infrastructure. Accordingly, the new company’s pricing and programming decisions will be driven by competition with the most competitive cable firms, including those that face significant competition from cable overbuilders of local MMDS systems, allowing consumers nationwide to reap the rewards...

... Neither EchoStar nor DirecTV have ever, nor will ever undertake a regional pricing strategy. The logistical and reputational costs of regional pricing hinder any potential revenue gains. Consumers know that DBS is a national product, and that it costs a satellite company the same to beam signal anywhere in the continental United States. Discriminatory pricing, and the customer service nightmares that would follow, would undercut DBS’s hard-earned reputational advantage over cable, and would increase churn.”

-	Charles Ergen, Chairman and CEO of EchoStar Communications Corporation - Hearing of the House Judiciary Committee, December 4, 2001

“...We’ve offered a nationwide pricing mechanism which we already do, both of our companies already do this today. We’re willing to commit to continue to do that in whatever way the regulatory officials would like us to do so that people in rural america get all the benefits of broadband, high definition television, local-into-local in true competition with cable at the very lowest price of anywhere in the country...

... I’m not the legal expert here so — but my understanding is that you can do — the regulatory agencies have entered into consent decrees to protect consumers. So you’re not just taking my word for it or Eddy’s [Hartenstein] word for it, and that we would certainly consider a consent decree that would be long term in nature, binding and protect that very piece of America that’s so important to you.

-	Charles Ergen, Chairman and CEO of EchoStar Communications Corporation - Hearing of the Telecommunications and Internet Subcommittee of the House Energy and Commerce Committee, December 4, 2001

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.